Atlassian Announces Fourth Quarter and Fiscal Year 2022 Results
Quarterly revenue of $760 million, up 36% year-over-year
Quarterly subscription revenue of $597 million, up 55% year-over-year
Quarterly IFRS operating margin of (8)% and non-IFRS operating margin of 14%
Quarterly cash flow from operations of $230 million and free cash flow of $195 million
TEAM, Anywhere/SYDNEY (August 4, 2022) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its fourth quarter and fiscal year ended June 30, 2022 and released a shareholder letter available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q4fy22. The shareholder letter was also posted to the Investor Relations section of Atlassian’s website at https://investors.atlassian.com.
“We capped off fiscal year 2022 with strong Q4 results, growing Cloud revenue 55 percent year-over-year,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “We believe that Atlassian is uniquely positioned, with great momentum and a differentiated business model. While we can’t predict what the future holds at a macro level, we’re forging ahead with conviction and vigilance as we look to deepen our strategic position.”
“Our strong competitive position provides us with the flexibility to invest purposefully and create value for our customers,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “We’re proud of how we continue to execute against our long-term plans, which includes bringing on top-tier talent from across the globe. We added over 2,300 new Atlassians in fiscal year 2022, and they will be instrumental to helping us achieve our mission to unleash the potential of every team.”

Fourth Quarter Fiscal Year 2022 Financial Highlights:
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $759.8 million for the fourth quarter of fiscal year 2022, up 36% from $559.5 million for the fourth quarter of fiscal year 2021.
•Operating Loss and Operating Margin: Operating loss was $63.3 million for the fourth quarter of fiscal year 2022, compared with operating loss of $7.5 million for the fourth quarter of fiscal year 2021. Operating margin was (8)% for the fourth quarter of fiscal year 2022, compared with (1)% for the fourth quarter of fiscal year 2021.
•Net Loss and Net Loss Per Diluted Share: Net loss was $105.5 million for the fourth quarter of fiscal year 2022, compared with net loss of $213.1 million for the fourth quarter of fiscal year 2021. Net loss per diluted share was $0.41 for the fourth quarter of fiscal year 2022, compared with net loss per diluted share of $0.85 for the fourth quarter of fiscal year 2021.
•Balance Sheet: Cash and cash equivalents plus short-term investments at the end of the fourth quarter of fiscal year 2022 totaled $1.5 billion.
On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $108.9 million for the fourth quarter of fiscal year 2022, compared with operating income of $94.9 million for the fourth quarter of fiscal year 2021. Operating margin was 14% for the fourth quarter of fiscal year 2022, compared with 17% for the fourth quarter of fiscal year 2021.
•Net Income and Net Income Per Diluted Share: Net income was $68.1 million for the fourth quarter of fiscal year 2022, compared with net income of $62.2 million for the fourth quarter of fiscal year 2021. Net income per diluted share was $0.27 for the fourth quarter of fiscal year 2022, compared with net income per diluted share of $0.24 for the fourth quarter of fiscal year 2021.
•Free Cash Flow: Cash flow from operations was $230.4 million and free cash flow was $194.7 million for the fourth quarter of fiscal year 2022. Free cash flow margin for the fourth quarter of fiscal year 2022 was 26%.

Fiscal Year 2022 Financial Highlights
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $2.8 billion for fiscal year 2022, up 34% from $2.1 billion for fiscal year 2021.
•Operating Income (Loss) and Operating Margin: Operating loss was $106.5 million for fiscal year 2022, compared with operating income of $101.6 million for fiscal year 2021. Operating margin was (4)% for fiscal year 2022, compared with 5% for fiscal year 2021.
•Net Loss and Net Loss Per Diluted Share: Net loss was $614.1 million for fiscal year 2022, compared with net loss of $696.3 million for fiscal year 2021. Net loss per diluted share was $2.42 for fiscal year 2022, compared with net loss per diluted share of $2.79 for fiscal year 2021.
On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $633.0 million for fiscal year 2022, compared with operating income of $519.1 million for fiscal year 2021. Operating margin was 23% for fiscal year 2022, compared with 25% for fiscal year 2021.
•Net Income and Net Income Per Diluted Share: Net income was $434.3 million for fiscal year 2022, compared with net income of $357.6 million for fiscal year 2021. Net income per diluted share was $1.69 for fiscal year 2022, compared with net income per diluted share of $1.40 for fiscal year 2021.
•Free Cash Flow: Cash flow from operations was $883.5 million and free cash flow was $763.8 million for fiscal year 2022. Free cash flow margin for fiscal year 2022 was 27%.
A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:
•Team growth: Atlassian ended its fourth quarter of fiscal year 2022 with a total headcount of 8,813 employees, adding 634 net new Atlassians in the quarter and over 2,300 during the year. Most of the new hires were in R&D. Atlassian will build upon this momentum and continue to play offense in fiscal year 2023.
•Atlassian Presents: Work Life: Atlassian will hold its first ever Work Management tailored event on September 29, 2022. Challenge conventional thinking and learn how working differently, together can enable teams to do their best work. Work Life will give attendees a unique opportunity to learn from project management leaders and teams across diverse industries. The event will also feature inspiring sessions and product deep-dives for Trello, Confluence and more. Work Life will be held in person at the Chase Center in San Francisco, as well as virtually. Learn more at https://events.atlassian.com/worklife.
•Customer Growth: Atlassian ended its fourth quarter of fiscal year 2022 with a total customer count, on an active subscription or maintenance agreement basis, of 242,623 customers, adding 8,048 net new customers during the quarter.
New Chief Financial Officer:
Atlassian announced that Joe Binz will join the company as its new Chief Financial Officer (CFO) and Principal Financial Officer, effective September 6, 2022. Joe brings more than 25 years of finance leadership and experience in the technology industry. Since 2014, he has held the role of Corporate Vice President, Finance at Microsoft Corporation, where he was responsible for leading the company’s financial planning and analysis, investor relations, acquisition integration, and procurement functions. Over his twenty-year career with Microsoft, he was a pivotal finance leader where he most notably guided the company’s business transformation through its multi-billion dollar move to the cloud. Prior to his time at Microsoft, Joe spent eight years at Intel Corporation where he held a variety of finance roles supporting manufacturing operations, product groups, and Intel Capital. He holds a Bachelor of Science in Finance from the University of Illinois Urbana-Champaign, and a Master of Business Administration from the University of Michigan’s Ross School of Business.

Financial Targets:
Atlassian is providing its financial targets for the first quarter of fiscal year 2023 as follows:
First Quarter Fiscal Year 2023:
•Total revenue is expected to be in the range of $795 million to $810 million.
•Gross margin is expected to be in the range of 80% to 81% on an IFRS basis and in the range of 84% to 85% on a non-IFRS basis.
•Operating margin is expected to be approximately (37%) on an IFRS basis and approximately 18% on a non-IFRS basis.
•Net loss per diluted share is expected to be approximately $1.17 to $1.16 on an IFRS basis, and net income per diluted share is expected to be approximately $0.37 to $0.38 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 256 million to 257 million shares when calculating diluted IFRS net loss per share and in the range of 259 million to 260 million shares when calculating diluted non-IFRS net income per share.
For additional commentary regarding financial targets, please see Atlassian’s fourth quarter fiscal year 2022 shareholder letter dated August 4, 2022.
With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, and net income (loss) per diluted share, has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast Details:
A detailed shareholder letter is available on Atlassian’s Work Life blog at https://atlassian.com/blog/announcements/shareholder-letter-q4fy22, and the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast to answer questions today:
•When: Thursday, August 4, 2022 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 240,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam
IR@atlassian.com
Media Contact
Marie-Claire Maple
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, business model, customers, employees, anticipated growth, outlook, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, and net income (loss) per diluted share.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and payments of lease obligations.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation.
•Amortization of acquired intangible assets.
•Non-coupon impact related to exchangeable senior notes and capped calls:
◦Amortization of notes discount and issuance costs.
◦Mark to fair value of the exchangeable senior notes exchange feature.
◦Mark to fair value of the related capped call transactions.
◦Net loss on settlements of exchangeable senior notes and capped call transactions.
•The related income tax effects on these items and discrete tax impact resulting from a non-recurring transaction.

•Purchases of property and equipment and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.
•For planning purposes, including the preparation of our annual operating budget.
•To allocate resources to enhance the financial performance of our business.
•To evaluate the effectiveness of our business strategies.
•In communications with our Board of Directors and investors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2022	2021	2022	2021
Revenues:
Subscription	$597,297	$385,510	$2,096,706	$1,324,064
Maintenance	117,095	131,080	495,077	522,971
Other	45,449	42,949	211,099	242,097
Total revenues	759,841	559,539	2,802,882	2,089,132
Cost of revenues (1) (2)	133,154	97,967	465,707	336,021
Gross profit	626,687	461,572	2,337,175	1,753,111
Operating expenses:
Research and development (1) (2)	379,000	245,929	1,397,568	963,326
Marketing and sales (1) (2)	179,308	133,429	567,691	372,909
General and administrative (1)	131,632	89,740	478,373	315,242
Total operating expenses	689,940	469,098	2,443,632	1,651,477
Operating income (loss)	(63,253)	(7,526)	(106,457)	101,634
Other non-operating expense, net	(327)	(199,401)	(434,588)	(620,759)
Finance income	1,332	1,008	2,297	7,174
Finance costs	(6,611)	(8,099)	(25,824)	(122,713)
Loss before income tax benefit (expense)	(68,859)	(214,018)	(564,572)	(634,664)
Income tax benefit (expense)	(36,604)	945	(49,552)	(61,651)
Net loss	$(105,463)	$(213,073)	$(614,124)	$(696,315)
Net loss per share attributable to ordinary shareholders:
Basic	$(0.41)	$(0.85)	$(2.42)	$(2.79)
Diluted	$(0.41)	$(0.85)	$(2.42)	$(2.79)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	254,482	251,264	253,312	249,679
Diluted	254,482	251,264	253,312	249,679
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2022	2021	2022	2021
Cost of revenues	$11,641	$6,187	$44,848	$24,739
Research and development	102,375	55,093	437,607	253,328
Marketing and sales	26,356	16,754	109,338	46,978
General and administrative	23,519	16,011	115,294	60,687
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2022	2021	2022	2021
Cost of revenues	$5,697	$6,008	$22,694	$22,394
Research and development	93	44	374	168
Marketing and sales	2,491	2,298	9,330	9,192

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	June 30, 2022	June 30, 2021
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,385,265	$919,227
Short-term investments	73,294	313,001
Trade receivables	308,127	173,473
Tax receivables	541	2,332
Derivative assets	13,685	127,486
Prepaid expenses and other current assets	58,077	48,322
	1,838,989	1,583,841
Assets held for sale	60,265	43,665
Total current assets	1,899,254	1,627,506
Non-current assets:
Property and equipment, net	98,554	66,221
Deferred tax assets	42,760	36,174
Goodwill	732,666	725,758
Intangible assets, net	100,840	124,590
Right-of-use assets, net	267,328	205,300
Strategic investments	159,064	122,159
Other non-current assets	60,740	37,636
Total non-current assets	1,461,952	1,317,838
Total assets	$3,361,206	$2,945,344
Liabilities
Current liabilities:
Trade and other payables	$404,908	$266,497
Tax liabilities	26,367	42,051
Provisions	32,796	25,148
Deferred revenue	1,066,059	812,943
Lease obligations	40,638	42,446
Derivative liabilities	23,288	772,127
Exchangeable senior notes, net	—	348,799
Total current liabilities	1,594,056	2,310,011
Non-current liabilities:
Deferred tax liabilities	26,457	26,625
Provisions	13,804	12,435
Deferred revenue	116,621	84,652
Term loan facility, net	999,419	—
Lease obligations	274,434	214,103
Other non-current liabilities	812	2,604
Total non-current liabilities	1,431,547	340,419
Total liabilities	3,025,603	2,650,430
Equity
Share capital	25,485	25,164
Share premium	461,044	461,016
Other capital reserves	2,223,820	1,516,609
Other components of equity	53,829	104,832
Accumulated deficit	(2,428,575)	(1,812,707)
Total equity	335,603	294,914
Total liabilities and equity	$3,361,206	$2,945,344

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2022	2021	2022	2021
Operating activities
Loss before income tax benefit (expense)	$(68,859)	$(214,018)	$(564,572)	$(634,664)
Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	13,753	14,172	51,163	55,296
Depreciation of right-of-use assets	10,857	9,542	42,795	37,552
Share-based payment expense	163,891	94,045	707,087	385,732
Net loss on exchange derivative and capped call transactions	—	200,513	424,482	616,446
Amortization of debt discount and issuance cost	118	5,246	4,075	109,548
Interest income	(1,332)	(1,008)	(2,297)	(7,174)
Interest expense	6,493	2,852	21,749	13,164
Net foreign currency loss (gain)	(4,032)	(2,525)	(12,065)	7,650
Impairment of lease related assets	—	7,435	—	7,435
Net unrealized loss on investments	—	—	2,100	2,000
Net loss on sale of investments, disposal of assets and other	1,021	9	3,189	1,144
Changes in assets and liabilities:
Trade receivables	(51,581)	19,687	(134,764)	(61,256)
Prepaid expenses and other assets	4,055	(2,002)	(20,767)	(13,054)
Trade and other payables, provisions and other non-current liabilities	72,450	31,676	140,946	64,899
Deferred revenue	90,594	23,558	284,937	294,371
Interest received	367	2,041	2,086	12,513
Income tax paid, net	(7,398)	(6,856)	(66,648)	(50,272)
Net cash provided by operating activities	230,397	184,367	883,496	841,330
Investing activities
Business combinations, net of cash acquired	—	(7,960)	(12,377)	(91,584)
Purchases of intangible assets	—	(1,800)	(4,018)	(1,800)
Purchases of property and equipment	(24,648)	(8,790)	(70,583)	(31,520)
Purchases of investments	(8,750)	(25,912)	(132,671)	(119,431)
Proceeds from maturities of investments	12,850	124,447	76,937	454,996
Proceeds from sales of investments	—	—	186,262	48,786
Change in restricted cash	(783)	(456)	10,336	(2,618)
Payment of deferred consideration	(2,550)	—	(7,034)	(185)
Net cash provided by (used in) investing activities	(23,881)	79,529	46,852	256,644
Financing activities
Proceeds from exercise of share options	17	5	32	1,163
Payments of lease obligations	(11,052)	(11,336)	(49,142)	(44,874)
Payment of issuance costs for debt	—	—	—	(4,445)
Interest paid	(4,466)	(2,282)	(13,310)	(6,498)
Repayment of exchangeable senior notes	—	(540,197)	(1,548,686)	(1,803,244)
Proceeds from settlement of capped call transactions	—	67,012	135,497	203,093
Proceeds from term loan facility	—	—	1,000,000	—
Proceeds from other financing arrangements	4,362	—	13,877	—
Net cash used in financing activities	(11,139)	(486,798)	(461,732)	(1,654,805)
Effect of exchange rate changes on cash and cash equivalents	(6,571)	(4)	(9,194)	5,406
Net increase (decrease) in cash and cash equivalents	188,806	(222,906)	459,422	(551,425)
Cash and cash equivalents at beginning of period	1,194,803	1,151,450	919,227	1,479,969
Net decrease (increase) in cash and cash equivalents included in assets held for sale	1,656	(9,317)	6,616	(9,317)
Cash and cash equivalents at end of period	$1,385,265	$919,227	$1,385,265	$919,227

Atlassian Corporation Plc
Revenues by Deployment Options
(U.S. $ in thousands)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2022	2021	2022	2021
Cloud	$433,969	$280,221	$1,515,424	$967,832
Data Center	158,921	99,125	560,319	336,273
Server (1)	117,629	140,318	525,028	607,778
Marketplace and services (2)	49,322	39,875	202,111	177,249
Total revenues	$759,841	$559,539	$2,802,882	$2,089,132

(1) Included in Server is perpetual license revenue. Perpetual license revenue is captured as other revenue on the Consolidated Statements of Operations.
(2) Included in Marketplace and services is premier support revenue. Premier support is a subscription-based arrangement for a higher level of support across different deployment options. Premier support is recognized as subscription revenue on the Consolidated Statements of Operations as the services are delivered over the term of the arrangement.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2022	2021	2022	2021
Gross profit
IFRS gross profit	$626,687	$461,572	$2,337,175	$1,753,111
Plus: Share-based payment expense	11,641	6,187	44,848	24,739
Plus: Amortization of acquired intangible assets	5,697	6,008	22,694	22,394
Non-IFRS gross profit	$644,025	$473,767	$2,404,717	$1,800,244
Operating income
IFRS operating income (loss)	$(63,253)	$(7,526)	$(106,457)	$101,634
Plus: Share-based payment expense	163,891	94,045	707,087	385,732
Plus: Amortization of acquired intangible assets	8,281	8,350	32,398	31,754
Non-IFRS operating income	$108,919	$94,869	$633,028	$519,120
Net income
IFRS net loss	$(105,463)	$(213,073)	$(614,124)	$(696,315)
Plus: Share-based payment expense	163,891	94,045	707,087	385,732
Plus: Amortization of acquired intangible assets	8,281	8,350	32,398	31,754
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	—	203,588	427,853	723,823
Plus (less): Income tax effects and adjustments	1,363	(30,672)	(118,922)	(87,417)
Non-IFRS net income	$68,072	$62,238	$434,292	$357,577
Net income per share
IFRS net loss per share - diluted	$(0.41)	$(0.85)	$(2.42)	$(2.79)
Plus: Share-based payment expense	0.64	0.37	2.75	1.51
Plus: Amortization of acquired intangible assets	0.03	0.03	0.13	0.12
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	—	0.81	1.69	2.90
Plus (less): Income tax effects and adjustments	0.01	(0.12)	(0.46)	(0.34)
Non-IFRS net income per share - diluted	$0.27	$0.24	$1.69	$1.40
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	254,482	251,264	253,312	249,679
Plus: Dilution from share options and RSUs (1)	2,198	4,216	3,370	5,041
Weighted-average shares used in computing diluted non-IFRS net income per share	256,680	255,480	256,682	254,720
Free cash flow
IFRS net cash provided by operating activities	$230,397	$184,367	$883,496	$841,330
Less: Capital expenditures	(24,648)	(8,790)	(70,583)	(31,520)
Less: Payments of lease obligations	(11,052)	(11,336)	(49,142)	(44,874)
Free cash flow	$194,697	$164,241	$763,771	$764,936

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months and fiscal years ended June 30, 2022 and 2021 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

Three Months Ending September 30, 2022
Revenue	$795 million to $810 million

IFRS gross margin	80% to 81%
Plus: Share-based payment expense	3
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	84% to 85%

IFRS operating margin	(37%)
Plus: Share-based payment expense	54
Plus: Amortization of acquired intangible assets	1
Non-IFRS operating margin	18%

IFRS net loss per share - diluted	($1.17) to ($1.16)
Plus: Share-based payment expense	1.66
Plus: Amortization of acquired intangible assets	0.03
Less: Income tax effects and adjustments	(0.15)
Non-IFRS net income per share - diluted	$0.37 to $0.38

Weighted-average shares used in computing diluted IFRS net loss per share	256 million to 257 million
Dilution from share options and RSUs (1)	3 million
Weighted-average shares used in computing diluted non-IFRS net income per share	259 million to 260 million
(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending September 30, 2022 because the effect would be anti-dilutive.